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05036947

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING

RECEIVED

FEB 2 8 2005

WASH. D.C. 202 SECTION

SEC FILE NUMBER
8- 48749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNIN(____01/01/04____ AND ENDING ____12/31/2004____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEGERDAHL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
250 East Wisconsin Avenue, Suite 800
(No. and Street)

MILWAUKEE, WI 53202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johan C. R. Segerdahl, President   (414) 291-7820
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - if individual, state last, first, middle name)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2005
THOMSON
FINANCIAL

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be

OATH OR AFFIRMATION

I, <u>   Johan C.R. Segerdahl   </u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>   Segerdahl & Co., Inc.   </u> , as of <u>   DECEMBER 31   </u> , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KATHLEEN M. PECARD
NOTARY PUBLIC
STATE OF WISCONSIN

_____
Notary Public

_____
Signature

President
_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audi

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEGERDAHL & CO., INC.
TABLE OF CONTENTS



**SCRIBNER
COHEN
AND
COMPANY**

*CPAs
and
Advisors*

To the Stockholders of
Segerdahl & Co., Inc.

We have audited the accompanying balance sheets of Segerdahl & Co., Inc. (a Wisconsin Sub S corporation) as of December 31, 2004 and 2003, and the related statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Segerdahl & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segerdahl & Co., Inc. as of December 31, 2004 and 2003, and the results of its operations, its cash flow, and changes in subordinated liabilities for the years then ended, in conformity with United States generally accepted accounting principles.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271-9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Stockholder of
Segerdahl & Co., Inc.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 18, 2005

SEGERDAHL & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS		2004		2003
CURRENT ASSETS				
Cash and cash equivalents	$	89,067	$	25,775
Investments - clearing account		-		74,811
Accounts receivable		17,828		11,184
Total current assets		106,895		111,770
PROPERTY AND EQUIPMENT				
Software		2,608		2,608
Office equipment		58,933		58,933
		61,541		61,541
Accumulated depreciation		61,414		58,371
		127		3,170
OTHER ASSETS				
Available for sale securities		10,353		18,724
Other investments		29,100		83,100
Total other assets		39,453		101,824
TOTAL ASSETS	$	146,475	$	216,764

LIABILITIES AND STOCKHOLDERS' EQUITY

		2004		2003
CURRENT LIABILITIES				
Accounts payable	$	3,331	$	14,838
Due to affiliate		-		17,000
Accrued commissions payable		10,115		5,191
Line of credit		16,000		-
Total current liabilities		29,446		37,029
STOCKHOLDER'S EQUITY				
Common stock, Class A - authorized 2,000 shares, $1 par value; 2,000 shares issued and outstanding		2,000		2,000
Common stock, Class B - authorized 2,000 shares, $1 par value, non-voting; 353 shares issued and outstanding		353		353
Paid-in capital		790,227		754,227
Retained earnings (deficit)		(672,709)		(578,785)
Accumulated other comprehensive income		(2,842)		1,940
		117,029		179,735
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	146,475	$	216,764

The accompanying notes are an
integral part of the financial statements.

7

SEGERDAHL & CO., INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2004 and 2003

		2004		2003
REVENUES				
Commission income	$	186,196	$	574,997
Commission income - mutual funds		46,707		16,400
Consult fees		1,871		110,291
Interest fees		27,785		28,752
Other fee income		-		30,385
Total revenues		262,559		760,825
OPERATING EXPENSES				
Salaries		199,782		202,040
Commissions		126,196		115,938
Operations		277,580		547,030
Total operating expenses		603,558		865,008
LOSS FROM OPERATIONS		(340,999)		(104,183)
OTHER REVENUES (EXPENSES)				
Dividend and interest income		2,067		984
Gain on sale of stock		245,116		52,561
Miscellaneous		-		3,747
Interest expense		(108)		(10,752)
		247,075		46,540
NET LOSS	$	(93,924)	$	(57,643)
OTHER COMPREHENSIVE INCOME				
Unrealized gain (loss) on securities		(4,782)		4,985
COMPREHENSIVE INCOME	$	(98,706)	$	(52,658)

The accompanying notes are an
integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE - DECEMBER 31, 2002	$ 2,000	$ 353	$ 698,543	$ (521,142)	$ (3,045)	$ 176,709
Comprehensive Income						
Net loss	-	-	-	(57,643)	-	(57,643)
Other comprehensive income						
Unrealized gain on available for sale securities	-	-	-	-	4,985	4,985
Paid in capital	-	-	55,684	-	-	55,684
BALANCE - DECEMBER 31, 2003	$ 2,000	$ 353	$ 754,227	$ (578,785)	$ 1,940	$ 179,735
Comprehensive Income						
Net loss	-	-	-	(93,924)	-	(93,924)
Other comprehensive income						
Unrealized loss on available for sale securities	-	-	-	-	(4,782)	(4,782)
Paid in capital	-	-	36,000	-	-	36,000
BALANCE - DECEMBER 31, 2004	$ 2,000	$ 353	$ 790,227	$ (672,709)	$ (2,842)	$ 117,029

The accompanying notes are an
integral part of the financial statements.

9

SEGERDAHL & CO., INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (93,924)	$ (57,643)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	3,043	5,144
Gain on sale of stock	(245,116)	(52,561)
Commission income	-	(90,000)
Changes in operating assets and liabilities		
Receivables	(6,644)	5,850
Accounts payable	(11,507)	14,838
Accrued commissions payable	4,924	(1,112)
Accrued profit sharing contribution	-	(6,934)
Net cash used in operating activities	(349,224)	(182,418)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to affiliate	-	45,529
Purchase of investments	(169,494)	(144,460)
Proceeds from sales of investments	547,010	224,080
Net cash provided by (used in) investing activities	377,516	125,149
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from affiliates	-	17,000
Payments on loans from affiliates	(17,000)	-
Proceeds from line of credit	393,000	-
Payments on line of credit	(377,000)	-
Additional paid in capital	36,000	55,684
Net cash provided by financing activities	35,000	72,684
NET INCREASE IN CASH AND CASH EQUIVALENTS	63,292	15,415
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	25,775	10,360
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 89,067	$ 25,775
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Interest	$ 108	$ 10,752
Noncash transactions		
Warrants received in lieu of commission income	$ -	$ 90,000

The accompanying notes are an
integral part of the financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a Wisconsin Corporation registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on December 20, 1996.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5 – 7 years
Software	3 years

Depreciation and amortization expense was $3,043 and $5,144 for the years ended December 31, 2004 and 2003, respectively.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Accordingly, no provision or liability for income taxes has been included in the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market and highly liquid debt instruments with a maturity of three months or less.

NOTE 2 – ACCOUNTS RECEIVABLE

The accounts receivable balance of $17,828 at December 31, 2004 is comprised of broker to broker receivables. The accounts receivable balance of $11,184 at December 31, 2003 is comprised of broker to broker receivables. All accounts are considered to be collectible.

NOTE 3 – INVESTMENTS

The Company's investments in debt securities consist of two U.S. Treasury Bills due April 10, 2004, and April 15, 2004. These investments are classified as held to maturity, and are held by Pershing as a Clearing Account; their use is restricted. Held to maturity securities are reported at amortized cost, and consisted of the following at December 31, 2004 and 2003:

	Cost at 12/31/04	Fair Value at 12/31/04	Unrealized Gain (Loss) at 12/31/04
Held to Maturity Securities	$ -	$ -	$ -
Available-for sale	$ 13,195	$ 10,353	$ (2,842)

	Cost at 12/31/03	Fair Value at 12/31/03	Unrealized Gain (Loss) at 12/31/03
Held to Maturity Securities	$ 74,811	$ 74,912	$ 101
Available-for sale	$ 16,784	$ 18,724	$ 1,940

The available-for sale investments are reported at their aggregate fair value and the net unrealized gain or loss is reported as a separate component in the stockholder's equity section. The Company also holds private placement nonmarketable securities. These investments are recorded at cost; there is no readily determinable fair value as these securities are not publicly traded on a registered securities exchange. The cost of the private placement nonmarketable securities was $29,100 and $83,100 at December 31, 2004 and 2003, respectively.

NOTE 4 – RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or holds securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K)(2)(A).

NOTE 5 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $50,000. At December 31, 2004 and 2003, respectively, the Corporation's net capital as defined was $25,751 and $24,084 in excess of the minimum net capital required.

NOTE 6 – LINE OF CREDIT

The Company has a line of credit available with a bank in the amount of $100,000. The stated interest rate is 5.25% and 8% at December 31, 2004 and 2003, respectively. The outstanding balance at December 31, 2004 and 2003 was $16,000 and $0.

NOTE 7 – MAJOR CUSTOMER

The Company had two customers in 2004 and 2003 that represented 97% and 81%, respectively, of revenues earned.

NOTE 8 – RELATED PARTIES

The Company entered into an employee leasing and expense sharing agreement with Iron Block Holdings, LLC, one of the shareholders of the Company, effective January 1, 2003. The agreement states that Iron Block Holdings will supply personnel, fringe benefits, and administrative support services. Iron Block Holdings will also provide use of office space and various administrative costs. The Company will pay the costs of those employees assigned to the Company, including salary, fringe benefits, payroll taxes, and commissions. The Company will pay 27% in 2004 and 35% in 2003, of the cost of office space and other administrative costs. The total amount paid to Iron Block Holdings for payroll and administrative expenses, for the years ended December 31, 2004 and 2003 was $507,601 and $440,833, respectively.

One of the shareholders of the Company owns 70.45 % in 2004 and 78.5% in 2003 of Northern Oak Capital Management, Inc., a related party. The Company received advances from related entities during 2004 and 2003. During 2004, payments of $76,000 were received from Iron Block Holdings, LLC. The Company paid $76,000 in repayment of these advances to Iron Block Holdings, LLC. and $17,000 to Northern Oak Capital Management, Inc. in repayment of an advance from 2003. The amounts due to Iron Block Holdings, LLC and Northern Oak Capital Management, Inc. for the year ended December 31, 2004 were $0 and $0, respectively. During 2003, payments of $322,000 and $79,945 were received from Iron Block Holdings, LLC and Northern Oak Capital Management, Inc., respectively. The Company paid $322,000 and $62,945 in repayment of these advances to Iron Block Holdings, LLC and Northern Oak Capital Management, Inc., respectively. The amounts due to Iron Block Holdings, LLC and Northern Oak Capital Management, Inc. for the year ended December 31, 2003 were $0 and $17,000.

One of the shareholders of the Company owns 80% of Red Granite, which owns 58.06% and 50% of Waveland Ventures, LLC in 2004 and 2003, respectively. During 2004, advances were paid to Waveland Ventures, LLC of $97,861, Northern Oak Capital Management, Inc. of $90, 793, and Iron Block Holdings, LLC of $341, 243. Waveland Ventures, LLC, Northern Oak Capital Management, Inc., and Iron Block Holdings, LLC repaid the entire amounts during 2004. The Company paid advances to Waveland Ventures, LLC during 2003. The amount paid was $62,952. Waveland Ventures, LLC repaid the entire amount during 2003. The amounts due from Waveland Ventures, LLC, Northern Oak Capital Management, Inc., and Iron Block Holdings, LLC for the years ended December 31, 2004 and 2003 is $0.

The computation of net capital pursuant to SEC
Rule 15c3-1 is as follows:

	2004	2003
NET CAPITAL		
Total stockholders' equity	$ 117,029	$ 179,735
DEDUCTIONS		
Nonallowable assets:		
Furniture and equipment	127	3,170
Securities not readily marketable	39,453	101,824
	39,580	104,994
NET CAPITAL BEFORE HAIRCUTS	$ 77,449	$ 74,741
HAIRCUTS ON SECURITIES		
U.S. government obligations	-	561
Money market instruments	1,698	96
	1,698	657
NET CAPITAL	$ 75,751	$ 74,084
MINIMUM NET CAPITAL REQUIRED	50,000	50,000
EXCESS NET CAPITAL	$ 25,751	$ 24,084
EXCESS NET CAPITAL AT 1,000%	$ 72,806	$ 70,381
AGGREGATE INDEBTEDNESS	$ 29,446	$ 37,029
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	39%	50%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 76,557	$ 84,849
(Increase) Decrease in nonallowable assets	3,043	(20,988)
Audit adjustments:		
Adjustment to property and equipment	(3,043)	(5,143)
Adjustment to cash	-	20,000
Additional liability	(834)	(31,500)
Unrealized gain (loss) on security	-	5,543
Additional paid in capital	-	19,137
Other adjustments	-	1,350
Total audit adjustments	(3,877)	9,387
Adjustment to computation of haircuts	28	836
NET CAPITAL PER ABOVE	$ 75,751	$ 74,084

The computation of reserve requirements pursuant to SEC rule 15c3-3 and
information relating to the possession of control requirements pursuant
to SEC Rule 15c3-3 are not required for Segerdahl & Co., Inc. because the
transactions are limited to commissions earned from the sale of securities

See auditor's report.



SCRIBNER
COHEN
AND
COMPANY

CPAs
and
Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
REPORT ON INTERNAL CONTROL

To the Board of Directors
Segerdahl & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Segerdahl & Co., Inc.(the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

To the Board of Directors
Segerdahl & Co., Inc.
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 18, 2005